Robert J. Regan Vice President General Counsel and Secretary

March 4, 2015

Ms. Melissa  Raminpour

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2014
Form 10-Q for Fiscal Quarter Ended November 30, 2014
File No. 001-06263

Dear Ms. Raminpour:

This letter will confirm my telephone conversation yesterday morning with Ms. Claire Erlanger of your office that AAR CORP.’s  response to the SEC’s comment letter dated February 27, 2015 shall be due on or before Friday, March 20, 2015.

Sincerely,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary

1100 N. Wood Dale Road  Wood Dale Illinois 60191 USA Tel 1-630-227-2000

Direct Line 1-630-227-2050 Fax 1-630-227-2059

Email rregan@aarcorp.com